UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 387th MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 24th, 2019

1.          DATE, TIME AND PLACE: At 10:00 a.m., on October 24th, 2019 in the headquarters of the Company, located at Rua Jorge de Figueiredo Correa, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397 in the City of Campinas, State of São Paulo.

2.          CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.l

3.          ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.          PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.          MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the item on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To recommend, in terms of Resolution N. 2019312-E, the favorable vote to its representatives in CPFL Energias Renováveis S.A.’s (“CPFL Renováveis”) deliberative bodies, regarding the proposal of the Board of Executive Officers to: the approval of the Settlement (“Settlement”) that establishes the terms, conditions and effects of the early termination occurred on October 12th, 2019, according to the resolution at the Board of Executive Officers Meeting of CPFL Renováveis held on October 10th, 2019, of the Operation and Maintenance Contract executed with the supplier Siemens-Gamesa Energia Renovável Ltda. (“Siemens-Gamesa”), on December, 2017 (“Contract”), regarding the 182 (one hundred and eighty-two) wind generators of Suzlon´s manufacturer that form the wind power plants (“WPPs”) located at Ceará. The Settlement shall be effective under the following conditions:

(a) After the early termination on October 12th, 2019, no services were provided by Siemens-Gamesa, therefore the payment for the services shall be proportional to this date and the transfer of the Operations and Maintenance of WPPs to CPFL Renováveis shall be completed before the end of October;

(b) acquisition, upon CPFL Renováveis’ on-site inspection, of all selected items of Siemens-Gamesa’s inventory for the WPPs, considering that the total amount to be paid to Siemens-Gamesa (for all the selected items collectively considered by both parties) shall be no higher than market price basis plus a handling fee of up to 10% (ten percent);

(c) CPFL Renováveis shall endeavor to complete the Settlement in accordance with principles of legality, transparency and fairness, as well as to protect the rights and interests of the CPFL Group.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, October, 24th, 2019.

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 1, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.